

OFFERING MEMORANDUM

facilitated by



Becker Munson Industries, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Becker Munson Industries, LLC
State of Organization	TX
Date of Formation	06/24/2016
Entity Type	Limited Liability Company
Street Address	10600 Copperwood Dr, Frisco TX, 75035
Website Address	www.oldmainbrewing.com

(B) Directors and Officers of the Company

Key Person	Jordan Hancock
Position with the Company Title First Year	 Managing Member/Media 2020
Other business experience (last three years)	U.S. Embassy Buenos Aires: Buenos Aires, Argentina May 2021- Present Army Section Chief • Serves as the Army Section Chief within a joint, 13-person, military and civilian Security Cooperation Office. Assists the development of Title 10 USC 333 and International Military Education Training funding requests, organizes key leadership visits, coordinates POL/MIL and MIL/MIL working groups and

synchronizes the development of all services' Foreign Military Sales programs. Develops and executes a POI designed to enhance regional expertise across the military, political, economic, cultural, and geographic domains. Plans and conducts extensive regional orientation travel. Produces detailed travel reports as a means of consolidating and sharing experiences with future FAOs and developing regional knowledge and expertise. Maintains an in-country training site to include property, a site SOP, and continuity files.

The Old Guard: Washington, D.C. Aug 2019 – June 2020

Regimental Intelligence Officer

• Served as the Intelligence Officer of a unit consisting of 1,633 Soldiers. Supported two Infantry Battalions with 12 companies in Joint and Army operations for complex security, ceremonial, tactical, and special missions annually at the White House, United Nations Headquarters, Pentagon, Arlington National Cemetery, and other locations within the National Capital Region.

• Conducted liaison activities with intelligence and law enforcement officials from the Joint Task Force Headquarters.

U.S. Army South: Fort Sam Houston, TX Apr 2018 – Aug 2019

Company Commander

• Responsible for readiness and welfare of 60 personnel arrayed across 5 geographically separate locations within Southern Commands area of responsibility. Managed a property book valued in excess of $2 million dollars in equipment in facilities.

Key Person	Ryan Becker
Position with the Company Title First Year	 Managing Member 2016
Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:* • **Army Aviation Officer**(*US Army, January 2013 - January 2021*) — Airplane Pilot responsible for combat intelligence collection. • Air Force Reserve Officer(US Air Force Reserves, September 2021-Present)- Mobility Pilot responsible for delivering oversized cargo worldwide. • Head Brewer(Old Main Brewing Company, January 2020-Present)- Formulates all recipes and responsible for packaging.

Key Person	Nathaniel Munson
Position with the Company	
Title	Managing Member
First Year	2016
Other business experience (last three years)	**Co-Founder** (*Old Main Brewing Co., June 2016 - Present*)-- Old Main Brewing Co. produces exceptional craft beers. I am responsible for managing our IT systems, website & store, sales, and distribution. **Sr. Product Manager** (*Hilton Worldwide, August 2018 - Present*)-- Hilton is one of the world's largest and most recognizable hotelier franchises. I am responsible for the business strategy for Hilton.com, specifically managing all ~6500 hotel websites globally. I work with both business and technology stakeholders to ensure Hilton guests always have a positive digital first touch experience with any any hotel in our portfolio of brands.

Key Person	Christopher Becker
Position with the Company	
Title	Managing Member
First Year	2019
Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* ***during the past three years*** *with an indication of job responsibilities. For example:* • **Owner** (*CC Becker Property Tax Consulting, Jan 2019 - Present*) — Representing clients across Texas in all maters of property taxes. Works to reduce overall taxable value while providing up to date information on new property tax laws.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Ryan Becker	35%
Nathaniel Munson	33%
Christopher Becker	20%

(D) The Company's Business and Business Plan

The Market

Over the past five years, microbreweries in the state of Texas have nearly doubled to 364 which ranks it 8th nationally by the Brewers Association. The birth of microbreweries in Texas has been outstanding, making it one of the fastest growing in the nation. Even with the high national ranking as far as number of breweries, Texas ranks almost at the bottom at 44th for breweries per capita.

- There are two breweries already established in College Station, one of which is a nano brewery and the other is a larger micro brewery but not even out of its first year. The sale of beer in College Station is impressive due largely to the fact that TAMU is located there and brings a large influx of 50,000+ drinking age students.
- At present, Texas beer sales ranks 3rd in the nation. This represents a steady increase in sales numbers over recent years. Most importantly, the increased sales have occurred in the affluent and young professional communities which makes up a large part of our target audience.
- Traditionally, microbrews have been favored by college students and young professional men and women in their late twenties and early thirties. This demographic makes up the core of the microbrewery's target market.

The Team

Ryan Becker, CEO & Chief Brewer

Ryan Becker graduated from Texas A&M in 2012 with a Bachelor's degree in Agricultural Economics. At A&M, Ryan participated in the Corps of Cadets as a member of Company B-2, a squad leader in Rudder's Rangers, and served as commanding officer of Squadron 20 his senior year.

Ryan served in the Army from 2012-2020 as an Aviation officer. Outside of the brewery, he works for Amazon as a Program Manager, and serves in the US Air Force Reserves as a C5 Galaxy pilot. Ryan also graduated from the American Military University with his MBA in 2019.

Ryan lives in San Antonio, TX, with his beautiful wife, Jayme, and their daughter.

Nate Munson, COO & Distribution

Nate Munson graduated from Texas A&M in 2012 with a Bachelor's degree in History. At A&M, Nate participated in the Corps of Cadets as a member of Company B-2, 2nd Brigade Staff, and served as commanding officer of Company B-1 his senior year. Nate also participated in Student

Senate, and worked part-time as a community director for the the F.O.C.U.S. Learning Community.

Outside of the brewery, Nate works for Hilton Worldwide as a Sr. Product Manager on the website & e-commerce team. Nate is currently enrolled as a graduate student pursuing a Masters degree through Dallas Theological Seminary.

Nate lives in Wylie, TX, with his beautiful wife, Emily, and their three daughters.

Chris Becker, Managing Member/ Sales

Chris Becker is Ryan's father. Chris is in the class of 1979 from Texas A&M University, where he studied Environmental Design. At A&M, Chris participated in the Corps of Cadets as a member of Company Sq. 1.

Outside of the brewery, Chris operates his own property tax consulting firm. Throughout his career, Chris has also worked as a county Chief Appraiser/Tax Collector and Senior Tax Consultant. He also serves as the Trustee Chair for the Becker United Methodist Church.

Chris lives in Kaufman, TX, with his dog Buddy. Chris loves to be outdoors and spend time with his family.

Jordan Hancock, Managing Member/Media

Jordan Hancock graduated from Texas A&M in 2012 with a Bachelor's degree in Psychology. At A&M, Jordan participated in the Corps of Cadets as a member of Company B-2, and served as commanding officer of the Rudder's Rangers company his senior year. Jordan also participated in Fish Camp as a camp counselor.

Jordan has been serving active duty in the United States Army since graduating in 2012. He has served as an Infantry & Military Intelligence officer, with notable assignments like the 75th Ranger Regiment and 3rd Infantry Regiment ("The Old Guard"). He currently serves as a Foreign Area Officer.

When stateside, Jordan lives in San Antonio, TX, with his beautiful wife, Jessica, and their two kids.

The Location

Our intent is to find a location that can offer us about 6000 sqft of retail & production space. There are several prospective locations in College Station at the moment, and we are actively speaking with other businesses and local realtors to try and secure one of these locations. Breweries in general require very few modifications in order to transform a physical space into a taproom/production facility. We expect that we will have to conduct minor renovations wherever we end up opening our facility.

- Our intent is to have a facility that affords us the space to have a 3.5 bbl production system, and a roomy and inviting taproom with plenty of space for people to sprawl out.
- The intent is to add a kitchen in the future with a limited dining menu.
- The taproom and biergarten will have an abundance of picnic style seating and yard games will be offered for guests to interact with each other, and a small stage will allow us to host live music events.
- By the five year mark there is a planned expansion for a 10,000 square foot production facility and 5,000 square foot tasting room with outside seating area. This will become the

main production facility and the previous location will become an office & small batch production facility.

Why Us?

What will make us successful is our love for the Aggie community and the city of College Station. Our location, superior beer recipes, and brewery culture will be superior to our competitors in the area. Our attraction will be that we will have delicious, Aggie-themed beers, a fun laid-back atmosphere, and great food at an affordable price. Our brewery will have three offerings for drinks: craft beers, artisan beers, and cold brew canned coffee.

- The brewery will also serve as a reception hall to host concerts, formals, wedding receptions, and other events to make the brewery more versatile and inclusive.
- Our brewing team has the ability to produce wonderfully unique craft beers that are creative and tailored to casual and social beer drinkers, as well as craft beer enthusiasts.
- Our business team has experience creating and delivering industry leading products to over 10,000 customers around the globe, as well as the expert knowledge and skills needed to grow a brand through organic marketing, as well as manage the day-to-day operations of the business.

Our Story

The "Old Main" building was the first building constructed on the campus of the Agriculture & Mechanical College of Texas in 1875. Named for that historic building, Old Main Brewing Company is an Aggie and Veteran-Owned microbrewery located in Bryan-College Station, TX.

- We take pride in crafting our brews with love for the culture and traditions of Aggieland.
- Founders Ryan Becker & Nate Munson crafted a beer that honors the wonderful heritage and memories from their time at Texas A&M University.
- Old Main currently offers 3 brews that honor the traditions and time of their Aggie days: Pass it Back Pilsner, Wrecking Brew IPA, and the S.E.C. Pale Ale.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 4 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	July 1, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Space Build out	$80,000	$100,000
Pilot Brewing System	$70,000	$100,000
Operating Capital	$84,060	$35,000
Mainvest Compensation	$14,940	$15,000
TOTAL	$249,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the [Campaign Page](#)
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	5.0 - 12.5%[2]
Payment Deadline	2029-01-01
Maximum Payment Multiple	1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.3%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 5.0% and a maximum rate of 12.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$100,000	5.0%
$137,500	6.9%
$175,000	8.8%
$212,500	10.6%
$250,000	12.5%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Ryan Becker	35%
Nathaniel Munson	33%
Christopher Becker	20%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by First Time Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "First Time Users" means a user of Mainvest.com who became a user only after the Offering was publicly listed on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
AMEX	$11,000	%		

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Old Main Brewing Company's fundraising. However, Old Main Brewing Company may require additional funds from alternate sources at a later date.

Financial liquidity

Old Main Brewing Company has a [strong, moderate, low] liquidity position due to its [low, medium, high] cash reserves as compared to debt and other liabilities. Old Main Brewing Company expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

No operating history

Old Main Brewing Company was established in [Month, Year]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$600,000	$660,000	$706,200	$741,510	$763,755
Cost of Goods Sold	$50,000	$55,000	$58,850	$61,792	$63,645
Gross Profit	$550,000	$605,000	$647,350	$679,718	$700,110
EXPENSES					
Rent	$72,000	$73,800	$75,645	$77,536	$79,474
Utilities	$18,000	$18,450	$18,911	$19,383	$19,867
Salaries	$200,000	$220,000	$235,400	$247,170	$254,585
Insurance	$12,000	$12,300	$12,607	$12,922	$13,245
Equipment Lease	$0	$0	$0	$0	$0
Repairs & Maintenance	$2,000	$2,050	$2,101	$2,153	$2,206
Legal & Professional Fees	$2,000	$2,050	$2,101	$2,153	$2,206
Marketing	$2,000	$2,050	$2,101	$2,153	$2,206
Operating Profit	$242,000	$274,300	$298,484	$316,248	$326,321

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$23,000.00
Cash & Cash Equivalents	$5,873.00	$0
Accounts Receivable	$0	$0
Short-term Debt	$8,505.00	$0
Long-term Debt	$0	$0
Revenues/Sales	$13,505.00	$0
Cost of Goods Sold	$8,453.00	$0
Taxes Paid	$0	$0
Net Income	$-16,033.00	$0.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V